Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company’s unaudited interim consolidated financial statements included herein as well as the audited consolidated financial statements for the year ended June 30, 2010 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles.  This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the three-month and nine-month periods ended March 31, 2011 as compared to the three-month and nine-month periods ended March 31, 2010. This review was performed by management with information available as of May 10, 2011.

Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated.  All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed.  Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the Company’s current cash projection which indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months, expected levels of losses in upcoming periods, the impact of ongoing preclinical development and clinical trials on research and development costs in fiscal 2011 and beyond, the impact of the Company’s International Financial Reporting Standards (“IFRS”) conversion project, and the expected level of general and administrative and amortization expense in fiscal 2011 and beyond.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur.  Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” in the Company’s annual MD&A and all other information included in or incorporated by reference in this MD&A before making investment decisions with regard to the securities of the Company.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead product is ELND005 (AZD-103) for the treatment of Alzheimer’s disease.  Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates targeting anti-inflammatory and metabolic indications.   TT-301 and TT-302 are small molecule anti-inflammatory compounds that have demonstrated efficacy in preclinical models of rheumatoid arthritis, Alzheimer’s disease, intracerebral hemorrhage (“ICH”) and traumatic brain injury (“TBI”).  Transition has also in-licensed a series of preclinical compounds from Eli Lilly and Company in the area of diabetes.

During fiscal 2011 and up to the date of this MD&A, the Company announced the following:

ELND005 (AZD-103) – Alzheimer’s Disease:

●
On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103), resulting in a payment to the Company of US$9 million which was received in January, 2011.  Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization;

●
On August 9, 2010, Elan and Transition announced topline summary results of a Phase II study and plans for Phase III for ELND005 (AZD-103). The study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL) in mild to moderate patients. The study identified a dose with acceptable safety and tolerability. This dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

TT-223 – Diabetes:

●
On September 17, 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223.

STRATEGIC COLLABORATIONS

Elan Pharma International Limited

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103).  Under the terms of the agreement, Transition has received an up-front payment of US$15 million in two separate tranches.  On December 21, 2007, the Company and Elan jointly announced that the first patient had been dosed in the Phase II clinical study of ELND005 (AZD-103). As a result, the Company received a US$5 million milestone payment, which was triggered by the initiation of the Phase II clinical trial.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103).  Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.  The Company has recorded $8,951,400 (US$9,000,000) as revenue during the three-month period ended December 31, 2010. The payment of US$9 million was received in January, 2011.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.  In light of the amendments to the collaboration agreement, the Company no longer has any funding obligations to Elan for the development of ELND005 (AZD-103).  Accordingly, during the three-month period ended December 31, 2010, the Company has recognized the previously deferred amount of $20,719,750 (US$20,000,000) as revenue which represents the total of up-front and milestone payments received from Elan since the initiation of the agreement.

Eli Lilly and Company

On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes.  Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date.  Lilly will retain this option up until the end of Phase II.  If Lilly exercises these rights, Transition would be eligible to receive milestone payments up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized.  If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

With respect to the gastrin program, in September 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints.  Given these findings, there will be no further development of TT-223.  However, the next generation diabetes compounds that Transition has in-licensed from Lilly (TT401/402), as announced on March 3, 2010, act through a distinctly different mechanism of action from gastrin based therapies.  The companies continue to work diligently on this program and the licensing arrangement is unaffected by the TT-223 clinical study results.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity.  Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return.  The Company’s technologies are as follows:

ELND005 (AZD-103) for Alzheimer’s Disease

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities.  As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions.  People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent.  In the U.S., Alzheimer’s disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer’s disease patients are at least US$100 billion annually.

Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells.  Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease.  With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In April 2007, Transition announced that the FDA granted Fast Track designation to ELND005 (AZD-103).  Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103).  Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers.  Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and cerebrospinal fluid (“CSF”) and plasma studies.  ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined.  There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

On April 23, 2009, Elan and Transition announced the receipt of a key patent for Alzheimer's disease treatment with ELND005 (AZD-103).  The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009.  The patent is entitled "Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation," and generally claims methods for treating Alzheimer's disease comprising administering scyllo-inositol ELND005 (AZD-103).  The patent will expire in the year 2025 or later due to any patent term extensions.

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally.  Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain.  These results were presented at the 2009 Alzheimer's Association International Conference on Alzheimer's Disease (ICAD 2009) in Vienna, Austria.

On December 15, 2009, Elan and Transition announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer's disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily).  The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups.  The study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses.  A direct relationship between ELND005 (AZD-103) and these deaths has not been established.  The Independent Safety Monitoring Committee (“ISMC”) and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

On August 9, 2010, Elan and Transition announced topline summary results of the Phase II study and plans for Phase III studies for ELND005 (AZD-103).  The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL) in mild to moderate patients. The study identified a dose with acceptable safety and tolerability.  The dose demonstrated a biological effect on amyloid-beta protein in the CSF and effects on clinical endpoints in an exploratory analysis.  Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.  As the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.

Expenditures for the ELND005 (AZD-103) Program

During the three-month and nine-month periods ended March 31, 2011 and 2010, the Company incurred direct research and development costs for this program as follows:

ELND005 (AZD-	Three-month	Three-month	Nine-month	Nine-month
103) Program (1)	period ended	period ended	period ended	period ended
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Pre-clinical studies	$-	$4,871	$-	$4,871
Clinical studies	-	-	-	-
Manufacturing	-	-	5,788	10,522
Other direct research	8,746	36	39,803	32,303
Due to (from) Elan
Clinical studies	-	877,023	757,579	2,829,887
Manufacturing	-	141,297	(78,683)	388,987
Other direct research	-	122,011	17,215	565,924
Other	-	93,256	183,744	544,624
TOTAL	$8,746	$1,238,494	$925,446	$4,377,118

(1) These costs, except “Due to (from) Elan”, are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection.  However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines.  Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn’s disease, and other autoimmune disorders and has annual sales in excess of US$1.5 billion.  The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines.  Unfortunately, an antibody or protein approach is not desirable for the treatment of CNS diseases for a variety of reasons including an inability to sufficiently cross the blood-brain-barrier.

To address this large unmet medical need, Transition is developing a class of small molecule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines.  Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on CNS diseases including Alzheimer’s disease, TBI, ICH, and others.  Transition is also investigating the use of these molecules in the treatment of peripheral diseases mediated by pro-inflammatory cytokines, such as arthritis.

Development of TT-301 and TT-302

Transition’s lead drug candidates in development are TT-301 and TT-302.  These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain and the periphery.  Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally.  In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy.

On June 30, 2010 Transition announced the initiation of a Phase I clinical study of TT-301 and that the first patient was dosed.  The study is a double blind, randomized, placebo controlled study in which healthy volunteers will receive placebo or escalating doses of intravenously administered TT-301.  The primary objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of TT-301.

The data from Phase I studies are a first step in the development of TT-301 for CNS intravenous indications.  In well-established rodent models of chronic neuroinflammatory disorders, treatment with TT-301 reduced recruitment of activated microglia, reduced cerebral edema and improved motor skills and neurocognitive outcomes.  The goal of intravenously administered TT-301 is to provide a short-term treatment, that following CNS injury, can reduce destructive glial cell derived inflammatory cycles, and their long-term neurotoxic effects.

In follow up studies, the Company plans to advance oral formulations of lead drug candidate TT-301/302 for inflammatory diseases such as rheumatoid arthritis.  Both TT-301 and TT-302 are novel, orally available, small molecule compounds that can suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis.  Currently, Phase I enabling preclinical studies are being performed for oral forms of TT-301/302. Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Expenditures for the TT-301/302 Program

During the three-month and nine-month periods ended March 31, 2011 and 2010, the Company incurred direct research and development costs for this program as follows:

TT-301/302 Program	Three-month	Three-month	Nine-month	Nine-month
(1)	period ended	period ended	period ended	period ended
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Pre-clinical studies	$18,152	$533,493	$324,431	$999,272
Clinical studies	(266,797)	-	395,339	-
Manufacturing	473,705	406,455	799,962	864,418
Other direct research	53,457	47,919	55,729	82,584
TOTAL	$278,517	$987,867	$1,575,461	$1,946,274

(1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

Development of TT-401 and TT-402 for Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin.  Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life.  There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose.  To survive, people with type 1 diabetes must have insulin delivered by injection or pump.  Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly.  As the need for insulin increases, the pancreas gradually loses its ability to produce it.  Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy.  Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes.  Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development.  Transition is currently performing the necessary work to prepare these compounds for the clinic.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties.  To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval.  The stages of development of the Company’s technologies are illustrated below:

RESULTS OF OPERATIONS

For the three-month period ended March 31, 2011, the Company recorded net loss of $3,032,230 ($0.13 loss per common share) compared to a net loss of $3,063,270 ($0.13 loss per common share) for the three-month period ended March 31, 2010.

For the nine-month period ended March 31, 2011, the Company recorded net income of $16,922,407 ($0.73 income per common share) compared to a net loss of $14,732,358 ($0.64 loss per common share) for the nine-month period ended March 31, 2010.

On December 27, 2010, the Company and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103).  In light of this, the Company has recognized $29,671,150 (US$29,000,000) as revenue during the second quarter of fiscal 2011, which represents the total of the up-front and milestone payments received from Elan of $20,719,750 (US$20,000,000) as well as the $8,951,400 ($US9,000,000) agreement modification payment that was received partially in lieu of the contractually required Phase III milestone payments.

The Company reported a decrease in net loss of $31,040 for the three-month period ended March 31, 2011 compared to the three-month period ending March 31, 2010.  The decrease in net loss during the three-month period is attributed to decreases in research and development and general and administrative expenses and amortization, The decrease in net loss is partially offset by a decrease in revenue relating to the Lilly agreement, increases in foreign exchange loss resulting from the strengthening Canadian dollar and loss on disposal of property and equipment resulting from the Company downsizing lab space.

In light of the amendments to the Elan agreement, during the nine-month period ended March 31, 2011, the Company reported a decrease in net loss of $31,654,765 compared to the nine-month period ending March 31, 2010.  The decrease in net loss is attributed to increases in revenue as well as decreases in research and development expenses, impairment of intangible assets, foreign exchange loss and decreased amortization expense. The decrease in net loss is partially offset by increases in general and administrative expenses and loss on disposal of property and equipment resulting from the Company downsizing lab space.

Revenue

Revenue decreased $2,543,221 to nil for the three-month period ended March 31, 2011 compared to the same period ending March 31, 2010.

Revenue increased $25,835,665 during the nine-month period ended March 31, 2011 to $29,671,150 compared to $3,835,485 for the nine-month period ended March 31, 2010.

During the three and nine-month periods ended March 31, 2011, the Company recognized revenue of nil and $29,671,150 respectively relating to the collaboration agreement with Elan. During the comparative three and nine-month periods ending March 31, 2010, the Company recognized $2,543,221 and $3,835,485 respectively relating to the Lilly agreement.

In light of the amendments to the Elan agreement and the termination of the Lilly agreement, the Company does not anticipate recognizing revenue during the three-month period ending June 30, 2011.  Under the terms of the modification to the Elan agreement, the Company will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  Management is not in a position to estimate when or if that payment will be received.

Research and Development

Research and development expenses decreased by $2,162,030 or 64% from $3,371,160 for the three-month period ended March 31, 2010 to $1,209,130 for the three-month period ended March 31, 2011.  For the nine-month period ended March 31, 2011, research and development expenses decreased by $4,269,012 or 43% to $5,725,169 from $9,994,181 for the same period in fiscal 2010.

For the three and nine-month periods ended March 31, 2011, these decreases were primarily due to a decrease in clinical development costs related to ELND005 (AZD-103), TT-223 clinical trials and clinical costs associated with advancing the TT-301/302. These decreases are partially offset by increased pre-clinical costs associated with advancing the TT-401/402 compounds. The decrease for the three month period ended March 31, 2011 is also attributed to a decrease in stock option expenses resulting from management’s voluntary forfeiture of certain stock options during the second quarter of fiscal 2011.

The Company anticipates that research and development expenses should increase during the fourth quarter of fiscal 2011 as the Company continues to advances the clinical development of the TT-301/302 compounds and the compounds acquired from Lilly known as TT-401/402.

General and Administrative

General and administrative expenses decreased by $361,863 or 25% from $1,455,087 for the three-month period ended March 31, 2010 to $1,093,224 for the three-month period ended March 31, 2011.  For the nine-month period ended March 31, 2011, general and administrative expenses increased by $602,662 or 13% to $5,085,302 from $4,482,640 for the same period in fiscal 2010.

The decrease in general and administrative expenses for the three-month period ended March 31, 2011 are due to decreases in accounting fees as the Company’s component evaluation for IFRS policy decisions are substantially completed and in stock option expense resulting from management’s voluntary forfeiture of certain stock options.

The increase in general and administrative expenses for the nine-month period ended March 31, 2011 are due to increased consulting fees related to the strategic initiatives for ELND005 (AZD-103) as well as an increase in stock option expense resulting from management’s voluntary forfeiture of certain stock options.  The increase has been partially offset by a decrease in accounting fees as the Company’s component evaluation for IFRS policy decisions are substantially completed.

The Company anticipates that general and administrative expenses will remain relatively consistent in the fourth quarter of fiscal 2011.

Impairment of Intangible Assets

The Company did not recognize an impairment of intangible assets during the three and nine-month periods ended March 31, 2011. During the nine-month period ended March 31, 2010, management assessed the development potential of the intangible assets acquired from Forbes and accordingly, recognized an impairment of the intangible assets of $1,053,446.  In addition, the Company terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an additional impairment loss of $71,499.  The total impairment loss recognized during the nine-month period ended March 31, 2010 was $1,124,945.

Amortization

Amortization expense decreased by $213,808 or 32% from $669,806 for the three-month period ended March 31, 2010 to $455,998 for the three-month period ended March 31, 2011.  For the nine-month period ended March 31, 2011, amortization expense decreased by $388,106 or 19% to $1,670,019 from $2,058,125 for the same period in fiscal 2010.

The decrease in amortization expense for the three and nine-month periods are due to the fact that the technology and patents acquired from Protana were fully amortized during the second quarter of fiscal 2011. In addition, certain intangible assets were written off during fiscal 2010, further accounting for the decrease in amortization expense.   The decrease has been partially offset by an increase in amortization resulting from the amortization of the license acquired from Lilly in March 2010.

The Company anticipates that amortization expense in the fourth quarter of fiscal 2011 will remain consistent.

Interest Income, Net

Interest income, net, for the three-month period ended March 31, 2011 was $52,430 as compared to $40,308 for the same period in fiscal 2010, resulting in an increase of $12,122 or 30%.  The increase in interest income is due to the fact that interest rates increased and the Company utilized a higher interest savings account to realize higher rates of return. As well, the Company  maintained higher cash balances due to the payment of US$9 million received from Elan on January 2011.

For the nine-month period ended March 31, 2011, interest income was $144,189 as compared to $156,294 for the same period in fiscal 2010 resulting in a decrease of $12,105 or 8%.  The decreases in interest income resulted from decreased cash balances due to cash disbursements.

The Company anticipates that interest income will decrease slightly in the fourth quarter of fiscal 2011 due to reduced cash balances resulting from fourth quarter cash disbursements.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at March 31, 2011.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011
Revenue	$ -	$29,671,150	$ -
Net income (loss) (1)	$(4,330,163)	$24,284,800	$(3,032,230)
Basic and diluted net income (loss) per common share	($0.19)	$1.05	($0.13)
2010
Revenue	$ 304,436	$ 987,828	$ 2,543,221	$668,407
Net income (loss) (1)	$(5,613,461)	($6,055,627)	($3,063,270)	($4,576,552)
Basic and diluted net income (loss) per common share	($0.24)	($0.26)	($0.13)	($0.20)
2009
Revenue				$2,513,108
Net income (loss) (1)				($6,729,610)
Basic and diluted net income (loss) per common share				($0.29)
(1)   Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana, ENI, NeuroMedix and Forbes, and the assets associated with the GHC sublicensing agreement, foreign exchange gains and losses, recognition of up-front and licensing fees relating to the Elan and Lilly agreements, interest income, corporate development costs and the closure of the U.S. operations in fiscal 2009.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results can differ from those estimates.  We have identified the following areas which we believe require management’s most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents.  The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 5 to 20 years.  Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset.  The Company re-evaluates the useful life when there has been a change in these factors.  The Company assesses its intangible assets for recoverability whenever indicators of impairment exist.  When the carrying value of an asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value is below the asset’s carrying value.

Valuation Allowance for Future Tax Assets

The Company has recorded a valuation allowance on certain future tax assets primarily related to the carryforward of operating losses and qualifying research and development expenses.  The Company has determined that it is more likely than not that some of these carryforward amounts will not be realized based on historical results and estimated future taxable income.  The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carryforward amounts, which could result in a material change in our net income (loss) through the recovery of future income taxes.  However, there is no assurance that the Company will be able to record future income tax recoveries in the future.

Equity Based Valuations

When the Company issues equity based instruments (i.e. stock options), an estimate of fair value is derived for the equity instrument using the Black-Scholes pricing model.  The application of this pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future.  If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Deferred Revenue

As a result of the Company’s amendment to the collaboration agreement with Elan, the Company has recognized as revenue amounts that were previously recorded as deferred revenue.  The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards Conversion

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for public companies will be converged with IFRS for accounting periods commencing on or after January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures.  The Company will be required to report under IFRS for interim and annual financial statements beginning July 1, 2011 and provide IFRS comparative figures for the preceding fiscal year, including an opening balance sheet as at July 1, 2010.

The Company has developed a three phase conversion plan to adopt IFRS by July 1, 2011 as follows:

Phase 1 – Scope and Plan:  This first phase involves the development of an initial project plan and structure, the identification of differences between IFRS and existing Canadian GAAP, and an assessment of their applicability and the expected impact on the Company;

Phase 2 – Design and Build: This second phase includes the detailed review, documentation and selection of accounting policy choices relating to each applicable IFRS standard.  This phase will also include assessing the impact of the conversion on business activities, including the effect on information technology and data systems, income tax, internal controls over financial reporting and disclosure controls.  In this phase, accounting policies will be finalized, first-time adoption exemptions and exceptions will be considered and draft financial statements and note disclosures will be prepared;

Phase 3 – Implement and Review: This final phase involves the actual implementation of IFRS standards.  This phase will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies, implementation of testing of new processes, systems and controls, and the execution of detailed training where required.

To comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS, the Company has presented the following information regarding its changeover plan and progress to date, major identified differences in accounting standards and expected changes to accounting policies to allow investors and others to be informed on how the Company expects to be affected by the changeover to IFRS.  This information reflects management’s most recent assumptions and expectations; however, changes to IFRS or economic conditions may change these assumptions or expectations.

	Key Activities	Timeline/Progress to Date
Accounting policies and financial reporting	Identify applicable differences between IFRS and current Canadian GAAP accounting practices	Identification of IFRS differences impacting the Company is complete, pending future IFRS changes released by the IASB.
	Finalize accounting policy choices and assess elective options under IFRS 1 First Time Adoption	Initial accounting policy choices and applicable elective options under IFRS 1 have been identified and presented to the Audit Committee.
	Quantify effects of changeover on opening balance sheet	The opening balance sheet adjustments have been determined and reviewed by the Company’s auditors.
	Prepare first financial statements and note disclosures under IFRS accounting standards	The Company has presented their first set of draft interim consolidated financial statements under IFRS to the audit committee.
Information technology and data systems	Evaluate accounting system for changes related to the adoption of IFRS	This process/assessment has been completed and no significant changes are required.
Internal controls over financial reporting	Approval of accounting policy choices and initial IFRS 1 elections	Initial accounting policy choices and applicable elective options under IFRS 1 have been reviewed by management and the Audit Committee.
	Design, implement and test controls over IFRS data	Control procedures are in place and will be tested prior to June 30, 2011.
Disclosure controls and procedures	Review and approval of IFRS disclosures	Review and approval of ongoing IFRS disclosures is part of the current disclosure approval process.
Expertise and training	Technical review of IFRS standards, IFRS 1 elections and policy choices
Senior finance personnel have attended external IFRS training sessions, participated in web training sessions and have received continuous communication from third parties including accounting service providers and IASB’s IFRS website.

Transition to IFRS – Opening Adjustments

Based on the IFRS standards as of the current date, the Company has finalized accounting policy choices and has assessed elective options under IFRS 1, First Time Adoption.  In addition, the Company has quantified the effects of transitioning to IFRS. Additional information relating to elective options and quantification of adjustments is as follows:

a)	Business combinations

In accordance with IFRS transition provisions, the Company elected to apply IFRS 3 relating to business combinations prospectively from July 1, 2010.  As such, Canadian GAAP balances relating to business combinations entered into before that date have been carried forward without adjustment.

b)	Deferred Revenue

Under IAS 18 – Revenue (IAS 18), the Company has recognized revenue on the Elan Pharma International Limited (Elan) contract based on the percentage of completion methodology.  Due to the uncertainties in estimating the outcome of this contract, revenue has been recognized only to the extent of the costs incurred.  Accordingly, at July 1, 2010, the Company has recognized revenue of $19,419,756 relating to the Company’s agreement with Elan under IAS 18 compared to the deferral of $20,719,750 in accordance with Canadian GAAP.

c)	Contingent Consideration Payable

The Company acquired the ELND-005 (AZD-103) technology from Ellipsis Neurotherapeutic Inc. (“ENI”).  Under the terms of the step-acquisition agreement with ENI, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price. Under IFRS, this contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date.  Under Canadian GAAP, no liability was recognized and amounts paid were recognized as an adjustment to the purchase price allocation.  Accordingly, the Company recognized a liability at July 1, 2010 which represents the fair value of the contingent consideration payable.  The Company determined the fair value of the contingent consideration payable to be $3,081,500 as at July 1, 2010 and a non-current liability has been recognized in this amount and the deficit has been reduced accordingly.

d) Share-based payments

Under Canadian GAAP, the Company measures stock-based compensation for stock option grants at their fair value determined using the Black-Scholes option pricing formula and expenses this equally over the options’ vesting terms. IFRS requires the fair value of stock options granted to be expensed on an accelerated basis over the options’ vesting term using a method called graded vesting. As a result, the Company has recorded a July 1, 2010 adjustment within the components of shareholders’ equity to restate the cumulative impact of this difference.

Under Canadian GAAP, the Company recognizes the effect of forfeitures as they occur. Under IFRS, the Company is required to estimate the expected rate of stock option forfeiture at the grant date and adjust the number of options included in the measurement of the compensation expense. As a result of this difference, the Company has recorded an IFRS transition adjustment within the components of shareholders’ equity that takes into account the forfeiture of stock option grants that have unvested options at July 1, 2010.

 Further, under IFRS, the definition of an employee is broader than currently applied by the Company under Canadian GAAP. As a result, on transition to IFRS, the Company is required to change the classification and accounting for certain non-employees’ stock options awards, as defined under Canadian GAAP, to those required for employee stock options. As a result of this difference, the Company has recorded a July 1, 2010 adjustment within the components of shareholders’ equity that effectively treats stock option awards granted to non-employees, as defined under Canadian GAAP, as employees under IFRS at the original award grant date.

As a result of the above-mentioned Canadian GAAP and IFRS share based payment differences, the Company has recorded a cumulative adjustment at July 1, 2010 within the components of shareholders’ equity that increased share-based payment reserve by $1,890,839, and increased the deficit by $1,890,839.

Presentation

Pursuant to IAS 1, Presentation of Financial Statements, the Company has elected to group its expenses on the income statement using a classification system based on function.  The Company currently presents its expenses by function with the exception of amortization of property and equipment and intangible assets.  The Company’s IFRS consolidated statement of profit or loss will allocate amortization to the relevant functional areas of research and development and general and administrative expenses.

Under IAS 24, Related Party Disclosures, key management and board member compensation is disclosed in total and is analyzed by component.  Comprehensive disclosures of related party transactions are required for each category of related party relationship.  The Company currently does not consider management compensation as related party transactions.  Upon the adoption of IFRS, the Company will disclose management and board member compensation as part of related party disclosures.

Management has drafted the IFRS consolidated financial statements and related disclosures and Management anticipates that additional disclosures will be required under IFRS.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

CICA Section 1582, Business Combinations

This pronouncement replaces CICA 1581, “Business Combinations”.  The standard establishes standards for the accounting for a business combination and represents the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”.  These changes are effective for business combinations occurring on or after January 1, 2011 and would only be applicable in the event that the Company has a business combination.

CICA Section 1601, Consolidated Financial Statements and CICA Section 1602, Non-Controlling Interests

These pronouncements collectively replace CICA 1600, “Consolidated Financial Statements”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  This standard is equivalent to the corresponding provisions of IFRS standard IAS 27 (Revised), “Consolidated and Separate Financial Statements”.  These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.    The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA EIC 175, Multiple-Deliverable Revenue Arrangements

This pronouncement provides an alternative method for determining the selling price of deliverables.  This guidance eliminates the residual method of allocating arrangement consideration and requires expanded qualitative and quantitative disclosures.  EIC 175 is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after January 1, 2011 and early adoption is permitted.  The Company is evaluating the effects of adopting this new standard.

RECENT U.S. ACCOUNTING PRONOUNCEMENTS

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and was adopted by the Company on July 1, 2010.  The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition—Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 was adopted by the Company on July 1, 2010. The adoption of this standard did not have a material impact on the consolidated financial position or results of operation.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There have been no substantive changes in the Company’s internal controls over financial reporting that occurred during the most recent interim period beginning January 1, 2011 and ending March 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs.  All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees.  The Company has incurred a cumulative deficit to March 31, 2011 of $128,921,765.  Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments, revenues and reimbursements from partners, and proceeds from the sale of assets transferred under contractual arrangement.

The Company’s cash, cash equivalents and short term investments were $26,642,664 at March 31, 2011 as compared to $27,077,855 at June 30, 2010.  The decrease of $435,191 was primarily the result of operating expenditures incurred during the nine-month period ended March 31, 2011, offset by the recent milestone payment of $8,951,400 (i.e. US$9,000,000) received from Elan.  The Company’s working capital position at March 31, 2011 was $26,182,788, as compared to $25,868,484 at June 30, 2010.  The increase in the Company’s working capital position is due to the US$9 million received from Elan which resulted when the collaboration agreement was amended. This increase has been partially offset by the expenditures incurred during the nine-month period ended March 31, 2011. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations.  The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships.  It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates.  The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets.  The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Contractual Obligations

Minimum payments under our contractual obligations as of March 31, 2011 are as follows:

[Missing Graphic Reference]

	Less than 1	1- 3 Years	4 – 5 Years	After 5	Total
	Year			Years
Operating leases	$186,273	$445,845	$319,772	$-	$951,890
Collaboration	$8,726	$-	$-	$-	$8,726
agreements
Clinical and toxicity	$1,527,413	$-	$-	$-	$1,527,413
study agreements
Manufacturing	$383,680	$-	$-	$-	$383,680
agreements
TOTAL	$2,106,092	$445,845	$319,772	$-	$2,871,709

PROPOSED TRANSACTIONS

On September 28, 2009, the Company filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10.  The shelf prospectus has become effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition's common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011.  Utilization of the US shelf prospectus is dependent upon meeting certain market capitalization thresholds at the time of financing.

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at May 10, 2011, the Company has 23,217,599 common shares outstanding.

Stock Options

As at May 10, 2011, the Company has 992,692 stock options outstanding with exercise prices ranging from $3.42 to $18.00 and various expiry dates extending to August 12, 2015.  At May 10, 2011, on an if-converted basis, these stock options would result in the issuance of 992,692 common shares at an aggregate exercise price of $6,909,660.

RISKS AND UNCERTAINTIES

During the three-month period ended March 31, 2011, the Company revised the risks and uncertainties as previously disclosed in the Company’s annual MD&A to include the following:

Our product candidates may cause undesirable serious adverse events during clinical trials that could delay or prevent their regulatory authorization, approval or other permission to  conduct further testing or commence commercialization.

Our product candidates in clinical development, including ELND005, can potentially cause adverse events.  Most recently, together with our collaborator, Elan, we completed a Phase II study that evaluated three dose groups of ELND005 and a placebo group in mild to moderate Alzheimer’s disease patients. The study included four treatment arms: placebo, 250 mg bid, 1000 mg bid and 2000 mg bid.  The two high dose ELND005 groups were electively discontinued in 2009 by the companies due to an observed imbalance of serious adverse events, including deaths. No causal relationship could be determined between these higher doses and the events.

Of the 351 subjects who received study drug, a total of 171 subjects received either 250mg bid  or placebo, the rest were in the two discontinued high dose groups. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The incidence of serious adverse events in the 250mg bid and placebo groups was 21.6% versus 13.3%, but the incidence of serious adverse events that were considered drug related was 2.3% and 2.4%, respectively. The total number of deaths in the study was five and four in the 1000mg bid and 2000mg bid dose groups versus one and zero in the 250mg bid and placebo groups, respectively.  These deaths occurred between August 2008 and November 2009.  The study’s independent safety monitoring committee reviewed the final safety results and continued to conclude that a causal relationship between the deaths and drug could not be determined.

The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were:  falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%).  Because our product candidates have been tested in relatively small patient populations and for limited durations, additional adverse events may be observed as their development progresses.

Adverse events caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other non-U.S. regulatory authorities for any or all targeted indications. This, in turn, could prevent the commercialization of our product candidates and the generation of revenues from their sale. In addition, if our product candidates receive authorization, marketing approval or other permission and we or others later identify adverse events caused by the product:

•	regulatory authorities may withdraw their authorization, approval, or other permission to test or market the candidate product;

•	we may be required to recall the product, change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	a product may become less competitive and product sales may decrease; or

•	our reputation may suffer.

Any one or a combination of these events could prevent us from achieving or maintaining market acceptance or could substantially increase the costs and expenses of commercializing the product candidate, which in turn could delay or prevent us from generating significant revenues from the sale of such products.

We may be subject to costly product liability claims and may not have adequate insurance

The conduct of clinical trials in humans involves the potential risk that the use of our product candidates will result in adverse effects.  We currently maintain product liability insurance for our clinical trials; however, such liability insurance may not be adequate to fully cover any liabilities that arise from clinical trials of our product candidates.  We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage.

The Company’s additional risks and uncertainties as originally described in the Company’s annual MD&A, can be found on SEDAR at www.SEDAR.com.